Exhibit 99.1

Envigado, March 10, 2024

NEWS FROM DIRECTORS AND MEMBERS OF SENIOR MANAGEMENT

Almacenes Éxito S.A. (the “Company”) hereby informs its shareholders and the market that:

Lucas López Lince, who since May 16, 2022, had been serving as Vice President of Marketing, retires from the Company. This retirement is a consequence of the termination of the labor relationship by mutual agreement between Lucas and the Company, which is effective as of today.

Camilo Gallego Ferrer, who has served as Vice President of Services since January 19, 2016, will step down as Vice President of Services, having been appointed as of March 11, 2024, to be responsible for the Company’s efficiencies.

The Company thanks Lucas for his important contributions to the development of its business.